[redacted]

14045801

PUBLIC

*AP 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2014
Washington DC
404

SEC FILE NUMBER
8- 48306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERSEN INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 LANDMARK PLACE
(No. and Street)

WALL	NJ	08736
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERTRAM RILEY JR — 732-528-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUTZ & KUTZ CPA PC
(Name – *if individual, state last, first, middle name*)

185 GREAT NECK RD STE 450	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

OATH OR AFFIRMATION

I, BERTRAM RILEY JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERSEN INVESTMENTS INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LISA A. DeGENNARO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires June 28, 2016

PETERSEN INVESTMENTS, INC.

Statement of Financial Position

December 31, 2013

(With Independent Auditors Report Thereon)

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK RD., SUITE 450
GREAT NECK, NY 11021

(516) 482-1158

PETERSEN INVESTMENTS, INC.

Statement of Financial Position

December 31, 2013

(With Independent Auditors Report Thereon)

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2013

INDEX

KUTZ & KUTZ, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ANDREW B. KUTZ
PAUL J. KUTZ

185 Great Neck Rd. - Suite 450
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Petersen Investments, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2013 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement , whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment , including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management , as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen Investments, Inc. at December 31, 2013 in conformity with accounting principals generally accepted in the United States of America.

Kutz & Kutz CPAs PC

Kutz & Kutz
Certified Public Accountants PC
Great Neck, NY
January 29, 2014

PETERSEN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 80,111
Deposit with clearing broker (cash) (Note 8)	100,000
Receivable from clearing broker (Note 8)	428,312
Property and equipment (net of depreciation and amortization) (Note 6)	37,773
Deposits receivable	7,436
Prepaid expenses and other assets	88,278
TOTAL ASSETS	$ 741,910

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	364,856
Deferred income, net	(11,667)
Total Liabilities	353,189
Commitments and contingent liabilities (Note 7)	-
Stockholder's equity	
Common stock, no par value, authorized 2,500 shares, issued and outstanding 100 shares	3,680
Additional paid in capital	413,958
Retained earnings	(28,917)
Total Stockholder's Equity	388,721
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 741,910

The accompanying notes are an integral part of these financial statements and should be read inconjunction herewith.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker - dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During October 2008, 100% of ownership of the Company was transferred to the Riley Family Trust.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer who carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Cash and Cash Equivalents</u>

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

<u>Concentration of Credit Risk</u>

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker/dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

<u>Depreciation and Amortization</u>

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the underlying lease. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements are amortized in accordance with Internal Revenue Service regulations for income tax purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2013 included the following:

Cash in bank	$76,116
Pro-checking money market at clearing broker	3,995
	$80,111

NOTE 4 - PROVISION FOR STATE AND LOCAL INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder, an electing small business trust, includes the "S Corporation" income or loss on its separate income tax returns. Accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status. The Company's "S" election also makes the recognition of a deferred tax provision pursuant to FASB Statement No. 109 "Accounting for Income Taxes" unnecessary.

The Company recognizes and measures any unrecognized tax liabilities or benefits in accordance with FASB ASC 740, *Income Taxes* . Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax liabilities or benefits is adjusted when new information is available. Based on management's conclusion that all relevant tax positions are more likely than not to be upheld under examination no unrecognized tax liabilities or benefits are being recorded.

The Company files tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The U.S. federal income tax returns prior to 2010 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
State and local	$3,004	$0	$3,004

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also states that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013 the Company's net capital was $231,409 which was $207,085 in excess of its required net capital of $24,324. The Company's aggregate indebtedness to net capital ratio was 1.58 to 1.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2013:

Automobiles	$68,897
Furniture and fixtures	36,773
Computers	133,509
	239,179
Less accumulated depreciation and amortization	(201,406)
	$37,773

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The company is liable for lease agreements on office space and an automobile. The office leases expire in November of 2015 and the automobile lease expires in December 2015. The Company also rents storage and office space on a month to month basis. Rental expense for the year ended December 31, 2013 was $98,918. Remaining commitments under the operating leases are as follows:

Year Ending December 31st:	Amount
2014	$103,847
2015	98,397
2016	0
2017	0
2018	0
	$202,244

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is a defendant in two legal claims incidental to its securities business. As of the report date both cases are ongoing and not settled.

Management of the Company, after consultation with outside legal counsel, believes that the resolution of the two legal actions will not result in any material adverse effect on the Company's financial position.

The Company settled one legal claim in 2013 resulting in a payment to the claimant in the amount of $23,600. The amount is shown as an ordinary operating item in the statement of operations for the current year.

The Company currently has no open FINRA examinations.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2013 consist of the following:

	Receivable	Payable
Deposit at clearing broker	$100,000	$0
Receivable from clearing broker	428,312	
Payable to clearing broker		0
	$528,312	$0

NOTE 9 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement dated January 9, 2008, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangement. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying situation (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

<u>Indemnifications</u>

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However , the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counter parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some of the counter parties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications are generally standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.